SCIO Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601
 (864) 751-4880

August 17, 2012

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Linda Cvrkel, Branch Chief

Re:           SCIO Diamond Technology Corporation
Form 10-K for the Year Ended March 31, 2011
Filed June 21, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 333-147959

Ms. Cvrkel:

On behalf of SCIO Diamond Technology Corporation (the “Company”), this letter responds to the letter dated August 3, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated August 3, 2012

 Other
1.
We note from your response to our prior comment four that you will file amended Forms 10-Q for the quarters ended September 30, 2011 and December 30, 2011 to reflect the appropriate accounting for the ADI asset purchase and any other changes deemed necessary. Please file the applicable amended Form 10-Q’s accordingly.

Response:  The Company filed amended Form 10-Q’s yesterday, August 16, 2012.

2.	Please file your Form 10-K for the year ended March 31, 2012 as soon as possible.

Response:   The Company filed its Form 10-K for the year ended March 31, 2012, yesterday, August 16, 2012.

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If you have any questions related to this letter, please contact me at (864) 751-4883.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:          Joseph D. Lancia, Chief Executive Officer
Edward S. Adams, Chairman of the Board

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